UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Cencosud S.A.

Av. Kennedy 9001, Piso 6

Las Condes, Santiago, Chile

NOTICE OF ESSENTIAL EVENT

On December 6, 2012, Cencosud S.A. (“Cencosud” or the “Company”) filed an official notice of an essential event, or “Hecho Esencial”, with the Chilean Superintendency of Securities and Insurance, “Superintendencia de Valores y Seguros” (“SVS”), pursuant to article 9 and second paragraph of article 10 of Act number 18.045 of the Republic of Chile, Section II of the General Rule number 30 of the SVS, and Circular number 1.072 of the SVS, announcing that:

On today’s date, pursuant to Rule 144A and Regulation S of the United States of America, the Company has issued and placed in the international markets notes in an aggregate principal amount of US$1.2 billion due 2023.

With respect to this transaction, the form of Circular number 1.072 is attached below.

Santiago, Chile

December 6, 2012

Christian Acuña Fernández

Legal Manager, Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Daniel Rodriguez
	Name:	Daniel Rodriguez
	Title:	Chief Executive Officer

Date: December 6, 2012

Form of Hecho Esencial

Placement of Bonds Outside of Chile

1.00	Identification of Issuer

1.1 Corporate Name: Cencosud S.A.

1.2 Registered Name: Cencosud S.A.

1.3 R.U.T.: 93.834.000-5

1.4 Inscription Number in the Securities Registry: 743

1.5 Address: Av. Kennedy 9001, Piso 6, Las Condes, Santiago, Chile

1.6 Telephone: +56 2 2959 0700

1.7 Activities and Business: Holding company with various businesses, including: supermarkets, shopping centers, financial services, home improvement and department stores.

2.0	This notice is made pursuant to article 9 and second paragraph of article 10 of Act number 18.045 of the Republic of Chile, and represents an Hecho Esencial of the Company, its business, its publicly-offered securities and/or the public offer of securities, as applicable.

3.0	Characteristics of the Issuance

3.1	Currency: U.S. Dollars

3.2	Total Amount: US$1.2 billion

3.3	Bearer: N/A

3.4	Series: The notes may be issued in one or more series

3.4.1	Amount of the Series: N/A

3.4.2	Number of Notes: N/A

3.4.3	Nominal Value: The notes will be issued in minimum denominations of US$200,000 and integral multiples of US$1,000 in excess thereof.

3.4.4	Readjustment Type: N/A

3.4.5	Interest Rate: 4.875%

3.4.6	Date of Issuance: December 6, 2012

3.4.7	For each series, fill out the following table:

Date	Days	Amort.	Balance (US$)	Base Rate	Final Rate (Annual)	Amort.	Interest (US$)	Quota (US$)
07/20/2013	224	0%	1,200,000,000		4.875%		36,400,000	36,400,000
01/20/2014	180	0%	1,200,000,000		4.875%		29,250,000	29,250,000
07/20/2014	180	0%	1,200,000,000		4.875%		29,250,000	29,250,000
01/20/2015	180	0%	1,200,000,000		4.875%		29,250,000	29,250,000
07/20/2015	180	0%	1,200,000,000		4.875%		29,250,000	29,250,000
01/20/2016	180	0%	1,200,000,000		4.875%		29,250,000	29,250,000
07/20/2016	180	0%	1,200,000,000		4.875%		29,250,000	29,250,000
01/20/2017	180	0%	1,200,000,000		4.875%		29,250,000	29,250,000
07/20/2017	180	0%	1,200,000,000		4.875%		29,250,000	29,250,000
01/20/2018	180	0%	1,200,000,000		4.875%		29,250,000	29,250,000
07/20/2018	180	0%	1,200,000,000		4.875%		29,250,000	29,250,000
01/20/2019	180	0%	1,200,000,000		4.875%		29,250,000	29,250,000
07/20/2019	180	0%	1,200,000,000		4.875%		29,250,000	29,250,000
01/20/2020	180	0%	1,200,000,000		4.875%		29,250,000	29,250,000
07/20/2020	180	0%	1,200,000,000		4.875%		29,250,000	29,250,000
01/20/2021	180	0%	1,200,000,000		4.875%		29,250,000	29,250,000
07/20/2021	180	0%	1,200,000,000		4.875%		29,250,000	29,250,000
01/20/2022	180	0%	1,200,000,000		4.875%		29,250,000	29,250,000
07/20/2022	180	0%	1,200,000,000		4.875%		29,250,000	29,250,000
01/20/2023	180	100%	0		4.875%	1,200,000,000	29,250,000	1,229,250,000

3.5	Guarantees:

    Yes:  X            No:

3.5.1 Type and Amount of Guarantees: Personal, unconditional and irrevocable guarantee of Cencosud Retail S.A. up to US$1.0 billion, expected to increase to all of the obligations assumed by Cencosud S.A. pursuant to the Indenture and to the notes when Cencosud Retail S.A.’s corresponding corporate authorizations are obtained.

3.6	Extraordinary Amortization:

    Yes:  X            No:

3.6.1 Procedures and Dates: If the Company decides to redeem the notes, it must notify the Trustee in writing as to the date of redemption, the principal amount of notes that will be redeemed and to the fact that the redemption is carried out according to paragraph five of the Indenture. The Company must notify the Trustee at least 45 days prior to the date of redemption chosen by the Company, unless the Trustee accepts a shorter period. This notification must be accompanied by a certificate from the Company’s management and an opinion from the Company’s legal counsel that is reasonably satisfactory to the Trustee in demonstrating that the redemption complies with the aforementioned conditions.

At least 30 days, but no more than 60 days, before the redemption date, the Company must give notice of the redemption to each noteholder pursuant to the terms of the Indenture.

Upon delivery of the notice of redemption, the redeemed notes will be become due and payable on the redemption date and at the price indicated in the notice. Upon delivery to the Paying Agent, the notes will be paid at the redemption price indicated in the notice plus accrued interest up to the redemption date.

At or before 12:00 pm (New York time), at least one business day before the redemption, the Company must deposit to the Paying Agent a sufficient amount of money to pay the principal and accrued interest in respect of all the notes to be redeemed on that date, and that are not redeemed notes delivered by the Company to the Trustee for cancellation.

4.0	Offering

Public: X        Private:

5.0	Country of Placement

5.1 Name: United States of America

5.2 Standards for Approval of Transaction: Private placement in accordance with Rule 144A and Regulation S of the Securities Act of the United States of America.

6.0	Information to be Provided

6.1 To Future Noteholders: The company will deliver to noteholders and prospective investors, upon request, the information that Rule 144A requires be delivered in accordance with the Securities Act, as long as the notes are not freely transferrable in accordance with the Securities Act.

As long as the notes remain in force, the Company shall:

(i) In the event that the Company is not subject to the reporting requirements of Section 13 or 15 of the Exchange Act, it will deliver to the Trustee and noteholders copies of its consolidated annual and quarterly financial statements, in accordance with the terms set forth in the Indenture

(ii) In the event that the Company is subject to the reporting requirements of Section 13 or 15 of the Exchange Act, it will timely present to the SEC its annual report and other reports required under the legislation and regulations of the United States of America. If this information is not publicly available on the EDGAR system, it will be delivered to the Trustee, who shall in turn deliver it to the noteholders at their request.

(iii) As long as the Company is required to file said documentation with the SVS, it must also send copies of the consolidated financial statements of Cencosud Retail S.A.(“Guarantor”) to the Trustee and noteholders.

The Trustee must, when requested by a registered noteholder, provide the reports that the Trustee receives in accordance with the information reporting obligations of the Indenture.

6.2 To Future Representatives of Noteholders: There are no representatives of the noteholders. See references to the delivery of information to the Trustee set forth in section 6.1.

7.0	Indenture

7.1 General Characteristics: Agreement entered into on December 6, 2012, between the Company, the Guarantor, the Bank of New York Mellon, as Trustee, and the Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent, whereby notes were issued to be placed in international markets pursuant to Rule 144A and Regulation S of the United States of America in an aggregate principal amount of US$1.2 billion, due 2023, with an interest rate of 4.875%.

7.2 Rights and Obligations of Noteholders:

The rights of noteholders include, among others:

(i) Timely payment of principal and interest on the notes on the dates and in the manner indicated therein and in the Indenture.

(ii) Payment of additional amounts, as applicable, under the terms of the Indenture.

(iii) Delivery of information (see section 6.1 above).

(iv) Certification and delivery of a new note if a note is maimed, damaged, destroyed, lost or stolen.

(v) Accelerate the payment of the notes under the terms of the Indenture.

(vi) Noteholders representing a majority of the principal amount of the notes in force, giving notice to the Trustee, the Company and the Guarantor, may waive defaults and their consequences, under the terms set forth in the Indenture.

(vii) Noteholders representing a majority of the principal amount of the notes in force may determine the date and hour, method and place to perform any action for any remedy available to the Trustee or to exercise any trust or power conferred to the Trustee in respect of the notes.

(viii) Take any permitted action as provided for under the terms of the Indenture or the notes.

(ix) Priority in the Company’s payments made to the Trustee, according to the terms of the Indenture.

(x) Notification by the Trustee of a default or event of default of the Company, as set forth in the Indenture.

(xi) Replace the Trustee, as set forth in the Indenture.

(xii) Consent to certain amendments made to the Indenture or the notes.

Noteholders must comply with their tax obligations in their countries of residence with respect to the notes.

8.0	Important Additional Information

The Indenture contains certain covenants to which the Company is obligated.

An application has been made to list the notes on the official list of the Luxembourg Stock Exchange and they have been admitted to trading on the Euro MTF market.

9.0	Statement of Responsibility

The information contained in this form is true and accurate.

Christian Acuña Fernández

Legal Manager, Chile

C.I. 8.446.013-3